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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

               X Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)

                    BANKERS TRUST COMPANY OF CALIFORNIA, N.A.
               (Exact name of trustee as specified in its charter)


300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA  90071                               13-3347003
(Address of principal                                        (I.R.S. Employer
executive offices)                                           Identification No.)


                 ADVANTA REVOLVING HOME EQUITY LOAN TRUST 1999-B
               (Exact name of obligor as specified in its charter)

           DELAWARE                                          N/A
(State or other jurisdiction of                              (I.R.S. Employer
Incorporation or organization)                               Identification No.)


C/O WILMINGTON TRUST COMPANY
RODNEY SQUARE NORTH
WILMINGTON, DE                                                        19899
(Address of principal executive offices)                              (Zip Code)

         ADVANTA REVOLVING HOME EQUITY LOAN ASSET BACKED SERIES 1999-B
                       (Title of the Indenture Securities)
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Item 1.  General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME                                                 ADDRESS
Office of the Comptroller                 1114 Avenue of the
of the Currency                         Americas, Suite 3900
                                    New York, New York 10036

(b)  Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.  List of Exhibits

Exhibit 1 -

Articles of Association as amended on July 29, 1994.

Exhibit 2 -
Certificate of the Comptroller of the Currency dated July 12, 1999.

Exhibit 3 -
Certification of Fiduciary Powers dated July 12, 1999.

Exhibit 4 -
Existing By-Laws of Bankers Trust Company of California, N.A. as amended dated November 18, 1998.

Exhibit 5 -
Not Applicable.

Exhibit 6 -
Consent of Bankers Trust Company of California, N.A. required by Section 321(b) of the Act.

Exhibit 7 -
Reports of Condition of Bankers Trust Company of California, N.A., dated as of June 30, 1999.
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                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Bankers Trust Company of California, N.A., a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Irvine, and State of California, on the 20th day of September, 1999.



                   Bankers Trust Company of California, N.A.
                   By: /s/ Judy L. Gomez
                   Judy L. Gomez
                   Assistant Vice President